Exhibit 99.6

SRK Consulting (U.S.), Inc.
Suite 600
1125 Seventeenth Street
Denver, CO 80202

T: 303.985.1333
F: 303.985.9947

denver@srk.com
www.srk.com

CONSENT OF QUALIFIED PERSON

I, Matthew Hastings, MSc Geology, MAusIMM (CP), consent to the public filing of the technical report titled, “NI 43-101 Preliminary Economic Assessment (PEA) for the Yauricocha Mine, Peru” with an effective date of July 31, 2017 and a report date of August 8, 2018 (the “Technical Report”) by Sierra Metals Inc. (the “Company”).

I also consent to the use of extracts from, or a summary of, the Technical Report in the Company’s press release dated June 27, 2018 (the “June Press Release”) and the related material change report of the Company dated July 6, 2018 (the “MCR”).

I confirm that I have read the June Press Release and the MCR filed by the Company and they fairly and accurately represent the information in the part of the Technical Report for which I am responsible.

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U.S. Offices:		Canadian Offices:		Group Offices:
Anchorage	907.677.3520	Saskatoon	306.955.4778	Africa
Clovis	559.452.0182	Sudbury	705.682.3270	Asia
Denver	303.985.1333	Toronto	416.601.1445	Australia
Elko	775.753.4151	Vancouver	604.681.4196	Europe
Fort Collins	970.407.8302	Yellowknife	867.873.8670	North America
Reno	775.828.6800			South America
Tucson	520.544.3688

SRK Consulting	Page 2

Dated this 10th day of August, 2018.

“Matthew Hastings”
Matthew Hastings, MSc Geology, MAusIMM (CP)